As filed with the Securities and Exchange Commission on November 30, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934

Schering AG
(Name of Subject Company (issuer))

Bayer Schering GmbH
(formerly Dritte BV GmbH)
Bayer Aktiengesellschaft
(Name of Filing Persons (offerors))

Ordinary Shares, no par value
(Title of Class of Securities)
DE0007172009
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)
806585204
(CUSIP Number of Class of Securities)

Dr. Roland Hartwig
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
+49 (214) 3081195
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)
With copies to:
Ward A. Greenberg
Cleary Gottlieb Steen & Hamilton LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main
Germany
+49 69 97103 0

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$873,725,129.43	$93,488.59

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Regulation 240.0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,428,648 ordinary shares, no par value per share, of Schering AG, at a purchase price of EUR 89.36 per share in cash upon the expiration of the initial tender period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on November 28, 2006 of EUR 1 = $1.3162. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of November 24, 2006 (excluding shares held by Schering AG in treasury) and the number of shares owned by Bayer Schering GmbH as of November 24, 2006.

**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act, and Fee Advisory #5 for Fiscal Year 2006, is equal to $107.00 per million in value of the transaction, calculated by multiplying the transaction valuation by .000107.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

     This Tender Offer Statement on Schedule TO (this “Statement”) relates to the mandatory offer (Angebot auf angemessene Barabfindung), by Bayer Schering GmbH (formerly Dritte BV GmbH), a limited liability company organized under the laws of the Federal Republic of Germany (the “Bidder”) and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Bayer”), required pursuant to § 305(1) of the German Stock Corporation Act, to purchase all of the issued and outstanding bearer shares, no par value (the “Shares”), including those Shares represented by American Depositary Shares (“ADSs”), of Schering Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Schering”), held by unaffiliated shareholders of Schering, at their request, at a purchase price of EUR 89.36 in cash per Share, with interest in the circumstances and at the rate described in the Offer Document, dated November 30, 2006 (the “Offer Document”). The terms and conditions of the mandatory offer (as it may be amended or supplemented from time to time, the “Mandatory Offer”) are described in the Offer Document, a copy of which is attached hereto as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Tender and ADS Letter of Transmittal and the instructions thereto, copies of which are attached hereto as Exhibits (a)(1)(B) and (C).
      Pursuant to General Instruction F to Schedule TO, the information contained in the Offer Document, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.
ITEM 1.     SUMMARY TERM SHEET.
      The information set forth in the section of the Offer Document entitled “Summary of the Mandatory Offer” is incorporated herein by reference.
ITEM 2.     SUBJECT COMPANY INFORMATION.
      (a) The subject company and issuer of the securities subject to the Mandatory Offer is Schering AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany. Its principal executive office is located at Müllerstraße 178, 13353 Berlin, Federal Republic of Germany and its telephone number is +49-30-468-1111.
      (b) This Statement relates to the offer by the Bidder to purchase all issued and outstanding bearer shares, no par value, of Schering (the “Shares”), including those Shares represented by ADSs, held by unaffiliated shareholders of Schering for EUR 89.36 per Share in cash, with interest in the circumstances and at the rate described in the Offer Document, and otherwise upon the terms and subject to the conditions set forth in the Offer Document and, where applicable, in the related U.S. Declaration of Tender or ADS Letter of Transmittal, as the case may be. According to information provided by Schering, as of November 24, 2006, there were 7,428,648 Shares (including Shares represented by ADSs) issued and outstanding (excluding treasury shares).
      (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in the section of the Offer Document entitled “The Offer — Historic Trading Prices of the Schering Shares and the Schering ADSs” and is incorporated herein by reference.
ITEM 3.     IDENTITY AND BACKGROUND OF THE FILING PERSON.
      (a), (b), and (c) The information set forth in the section of the Offer Document entitled “The Bidder/ Bayer AG” and entitled “Background of the Mandatory Offer/Intentions of the Bidder and Bayer AG with Regard to Schering AG — Intentions of the Bidder and Bayer AG with Regard to Schering AG — Members of Supervisory Board and Management Board of Schering AG” is incorporated herein by reference.
ITEM 4.     TERMS OF THE TRANSACTION.
      (a)(1)(i)-(viii), (x), (xii) The information set forth in the sections of the Offer Document entitled “The Offer,” “Tender Period,” “Tender by Schering Shareholders Resident in the United States and Schering ADS

Holders and Settlement of the Mandatory Offer,” “Possible Effects on Schering Securities Holders Who Do Not Tender Into this Mandatory Offer,” “Rights of Withdrawal” and “Taxes” is incorporated herein by reference.
      (a)(1)(ix), (xi) Not applicable.
      (a)(2) Not applicable.
ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
      (a), (b) The information set forth in the sections of the Offer Document entitled “The Bidder/ Bayer AG — Schering AG Securities and Voting Rights Held by the Bidder, Persons Acting in Concert with the Bidder and their Subsidiaries”, “— Acquisitions by the Bidder and Persons Acting in Concert with It” and “— Schering Shares Held By Managing Directors of the Bidder and Management Board Members and Supervisory Board Members of Bayer AG” and “Background of the Mandatory Offer/ Intentions of the Bidder and Bayer AG with Regard to Schering AG” is incorporated herein by reference.
ITEM 6.     PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.
      (a), (c)(1) through (7) The information set forth in the sections of the Offer Document entitled “Background of the Mandatory Offer/ Intentions of the Bidder and Bayer AG with Regard to Schering AG” and “Possible Effects on Schering Securityholders Who Do Not Tender into this Mandatory Offer” is incorporated herein by reference.
ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
      (a), (b), (d) The information set forth in the section of the Offer Document entitled “Financing the Mandatory Offer” is incorporated herein by reference.
ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
      (a), (b) The information set forth in the section of the Offer Document entitled “The Bidder/ Bayer AG” and “Background of the Mandatory Offer/ Intentions of the Bidder and Bayer AG with Regard to Schering AG” is incorporated herein by reference.
ITEM 9.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
      (a) The information set forth in the sections of the Offer Document entitled “Facilitating Banks, Fees and Expenses” is incorporated herein by reference.
ITEM 10.     FINANCIAL STATEMENTS.
      (a), (b) Not applicable.
ITEM 11.     ADDITIONAL INFORMATION.
      (a)(1) The information set forth in the sections of the Offer Document entitled “Background of the Mandatory Offer/ Intentions of the Bidder and Bayer AG with Regard to Schering AG” is incorporated herein by reference.
      (a)(2), (a)(3), (a)(4) Not applicable.
      (a)(5) The information set forth in section of the Offer Document entitled “Certain Legal Matters” is incorporated herein by reference.
      (b) The information set forth in the Offer Document is incorporated herein by reference.

ITEM 12.     EXHIBITS.
      (a)(1)(A) Offer Document, dated November 30, 2006.
      (a)(1)(B) ADS Letter of Transmittal.
      (a)(1)(C) U.S. Declaration of Tender.
      (a)(1)(D) Summary advertisement, published in The Wall Street Journal on November 30, 2006.
      (a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
      (a)(1)(F) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Share Letter).
      (a)(1)(G) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter).
      (a)(1)(H) Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
      (a)(1)(I) English translation of the announcement of the mandatory offer published in Börsen-Zeitung, a German newspaper, on November 30, 2006.
      (a)(1)(J) English translation of Suggested Letter to Clients for use by depositary banks for shares held through the Clearstream Banking AG booking system.
      (b) Not applicable.
      (d)(1) English convenience translation of the Joint Report, dated July 31, 2006, of the Management Board of Schering AG and the Managing Directors of Dritte BV GmbH (subsequently renamed Bayer Schering GmbH) concerning the Domination and Profit and Loss Transfer Agreement between Schering AG and Dritte BV GmbH (subsequently renamed Bayer Schering GmbH) pursuant to §293a of the German Stock Corporation Act, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on August 7, 2006.
      (d)(2)(i) English convenience translation of the Independent expert opinion, dated July 27, 2006, of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, for the determination of the equity value of Schering AG as of 13 September 2006, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on August 7, 2006.
      (d)(2)(ii) English convenience translation of the Indicative Estimation of the Impacts on the Value of Schering AG resulting from a possible Recall of Ultravist 370, dated July 30, 2006, of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on August 7, 2006.
      (d)(3) English convenience translation of the Report, dated August 2, 2006, of Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft on the audit of the Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH (subsequently renamed Bayer Schering GmbH) and Schering AG pursuant to Section 293b para. 1 of the German Stock Corporation Act, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on August 7, 2006.
      (d)(4) English convenience translation of the Domination and Profit and Loss Transfer Agreement, dated July 31, 2006, between Schering AG and Dritte BV GmbH (subsequently renamed Bayer Schering GmbH), incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on August 7, 2006.
      (d)(5) English convenience translation of the Comfort Letter, dated July 27, 2006, by Bayer AG, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on August 7, 2006.
      (g) Not applicable.
      (h) Not applicable.

ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3.
      Not applicable.

Exhibit List	Description

(a)(1)(A)	Offer Document, dated November 30, 2006.
(a)(1)(B)	ADS Letter of Transmittal.
(a)(1)(C)	U.S. Declaration of Tender
(a)(1)(D)	Summary advertisement, published in The Wall Street Journal on November 30, 2006.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Share Letter).
(a)(1)(G)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter).
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(1)(I)	English translation of the announcement of the mandatory offer published in Börsen-Zeitung, a German newspaper, on November 30, 2006.
(a)(1)(J)	English translation of Suggested Letter to Clients for use by depositary banks for shares held through the Clearstream Banking AG booking system.
(b)	Not applicable.
(d)(1)	English convenience translation of the Joint Report, dated July 31, 2006, of the Management Board of Schering AG and the Managing Directors of Dritte BV GmbH (subsequently renamed Bayer Schering GmbH) concerning the Domination and Profit and Loss Transfer Agreement between Schering AG and Dritte BV GmbH (subsequently renamed Bayer Schering GmbH) pursuant to §293a of the German Stock Corporation Act, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on August 7, 2006.
(d)(2)(i)	English convenience translation of the Independent expert opinion, dated July 27, 2006, of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, for the determination of the equity value of Schering AG as of 13 September 2006, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on August 7, 2006.
(d)(2)(ii)	English convenience translation of the Indicative Estimation of the Impacts on the Value of Schering AG resulting from a possible Recall of Ultravist 370, dated July 30, 2006, of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on August 7, 2006.
(d)(3)	English convenience translation of the Report, dated August 2, 2006, of Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft on the audit of the Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH (subsequently renamed Bayer Schering GmbH) and Schering AG pursuant to Section 293b para. 1 of the German Stock Corporation Act, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on August 7, 2006.
(d)(4)	English convenience translation of the Domination and Profit and Loss Transfer Agreement, dated July 31, 2006, between Schering AG and Dritte BV GmbH (subsequently renamed Bayer Schering GmbH), incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on August 7, 2006.
(d)(5)	English convenience translation of the Comfort Letter, dated July 27, 2006, by Bayer AG, incorporated herein by reference to the pre-commencement Schedule TO filed by Bidder on August 7, 2006.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 30, 2006

Bayer Aktiengesellschaft

By:	/s/ Dr. Roland Hartwig

Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ Dr. Alexander Rosar

Name: Dr. Alexander Rosar
Title: Head of Investor Relations

Bayer Schering GmbH

By:	/s/ Dr. Armin Buchmeier

Name: Dr. Armin Buchmeier
Title: Managing Director